

DUNDEE BANCORP INC.

ACQUISITION OF SHARES OF
DUNDEE PRECIOUS METALS INC.

FOR IMMEDIATE RELEASE

Toronto, May 26, 2003 – In accordance with regulatory requirements, Dundee Bancorp Inc. (DBC.A - TSX) ("Dundee Bancorp") announced that it has acquired 50,000 Class A shares of Dundee Precious Metals Inc. ("Dundee Precious") on the Toronto Stock Exchange. Following this transaction, Dundee Bancorp now holds 845,311 common shares of Dundee Precious, which represents an approximate 12.3% interest.

The securities of Dundee Precious held by Dundee Bancorp are held for investment purposes. These investments will be reviewed on a continuing basis and such holdings may be increased or decreased in the future.

Dundee Bancorp Inc. is primarily a holding company dedicated to wealth management and financial services. Its domestic financial service activities are carried out through its 83.7% owned subsidiary, Dundee Wealth Management Inc. Dundee Bancorp also provides financial services internationally through its offices in Bermuda and the Cayman Islands. Together, these domestic and international financial services operations provide a broad range of financial products to individuals, institutions and corporations. Dundee Bancorp also holds and manages its own portfolio of investments, both directly and indirectly, through wholly-owned subsidiaries. The portfolio includes both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.

For further information contact:

Daniella Dimitrov
Vice President and Secretary
Dundee Bancorp Inc.
(416) 365-2426